2/22



07023737

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Hope Mines Ltd

*CURRENT ADDRESS



PROCESSED

MAY 2 4 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03023 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DAT : 5/23/07

File Number: ~~82-4991~~

082-03023

RECEIVED

2007 MAY 22 A 9:

FICE OF ... CORPORATE ...

AR/S
12-31-06

GOLDEN HOPE MINES LIMITED

Financial Statements
(An Exploration Stage Company)

December 31, 2006 and 2005

Golden Hope Mines Limited
(An Exploration Stage Company)
Financial Statements
Index

AUDITORS' REPORT

To the Shareholders of
Golden Hope Mines Limited

We have audited the balance sheets of Golden Hope Mines Limited (an exploration stage company) as at December 31, 2006 and 2005 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"

Markham, Ontario
April 27, 2007

Harris & Partners, LLP
Licensed Public Accountants

Golden Hope Mines Limited
(An Exploration Stage Company)
Balance Sheets
As at December 31, 2006 and 2005

ASSETS	2006	2005
Current		
Cash	$ 3,888,343	$ 3,343
Accounts receivable	79,400	3,660
Prepaid expenses and sundry assets	-	11,794
	3,967,743	18,797
Mining claims and deferred exploration expenditures (Note 2)	8,243,227	7,303,403
	$ 12,210,970	$ 7,322,200
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 3)	$ 429,664	$ 727,218
Advances from related parties (Note 4)	42,198	240,101
	471,862	967,319
Future income taxes (Note 6)	555,000	791,000
	1,026,862	1,758,319
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	14,578,137	9,857,321
Share subscription (Note 5)	-	5,000
Contributed surplus (Note 5)	2,379,682	51,019
Deficit	(5,773,711)	(4,349,459)
	11,184,108	5,563,881
	$ 12,210,970	$ 7,322,200

Approved by the Board

Director "T.H. Polisok" Director "Peter H. Smith"

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Deficit
For the Year Ended December 31, 2006 and 2005

	2006	2005
Deficit, beginning of year	$ (4,349,459)	$ (4,276,054)
Net loss	(1,424,252)	(73,405)
Deficit, end of year	$ (5,773,711)	$ (4,349,459)

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Operations
For the Year Ended December 31, 2006 and 2005

	2006	2005
Income	$ 7,680	$ -
Expenses		
Stock based compensation	1,426,900	-
Shareholder information	83,326	32,500
Operating expenses	54,309	62,905
Management fees	18,000	18,000
Gain on settlement of debt	(132,603)	-
Loss before income taxes	(1,442,252)	(113,405)
Income tax recovery (Note 6)	(18,000)	(40,000)
Net loss	$ (1,424,252)	$ (73,405)
Net loss per share	$ (0.05)	$ (0.01)
Fully diluted loss per share	$ (0.05)	$ (0.01)
Weighted average number of shares - basic	30,799,946	24,476,829
Weighted average number of shares - fully diluted	39,855,080	24,476,829

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2006 and 2005

	2006	2005
Cash provided by (used in):		
Operating activities		
Net loss	$ (1,424,252)	$ (73,405)
Gain on settlement of debt	(132,603)	-
Future income taxes	(18,000)	(40,000)
Stock based compensation	1,426,900	-
	(147,955)	(113,405)
Changes in non-cash components of working capital		
Accounts receivable	(75,740)	5,973
Prepaid expenses and sundry assets	11,794	(11,794)
Accounts payable and accrued liabilities	156,900	50,727
	(55,001)	(68,499)
Investment activities		
Mining claims and deferred exploration expenditures	(939,824)	(178,536)
Financing activities		
Exercise of warrants	385,728	-
Exercise of options	12,750	-
Advances from related parties	12,028	30,170
Issuance of common shares and units	4,469,319	220,000
	4,879,825	250,170
Increase in cash	3,885,000	3,135
Cash, beginning of year	3,343	208
Cash, end of year	$ 3,888,343	$ 3,343
Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2006 and 2005

1. **Summary of significant accounting policies**

Nature of operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Use of estimates

The preparation of the corporation's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

1. Summary of significant accounting policies (cont'd)

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

2. Mining claims and deferred exploration expenditures

	Opening	Additions	Reductions	Closing
Bellechasse, Panet and Ware Townships, Quebec				
Acquisition	$ 654,353	$ -	$ -	$ 654,353
Exploration	6,649,050	939,824	-	7,588,874
	7,303,403	939,824	-	8,243,227

2. Mining claims and deferred exploration expenditures (cont'd)

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd. (see Note 5).

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

During the year, the Company acquired, by staking 281 claims in southeastern Quebec. The property now consists of 531 claims for a total of 21,100 hectares (52,140 acres).

Clarence Stream and Otish Mountain
The Company had the following claims

50% interest in 46 claims in the Clarence Stream area, New Brunswick.
32 units in Otish Mountain area of Northern Quebec, acquired by staking

These claims were abandoned during 2005, amounts incurred were written off.

3. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At December 31, 2006, this amount is still outstanding and bears interest plus costs.

4. Related party transactions

The Company was charged management fees in the amount of $18,000 (2005 - $18,000) from 154327 Canada Inc., a company related by virtue of common management

Gold Belt Mining Ltd., a company that is associated with a director of the Company, was the optionor of the mining claims as described in Note 2.

During the year, the President of the Company was entitled to reimbursement of expenses of $3,745 (2005 - $12,170) for executive office services.

On July 21, 2006, as part of the settlement negotiated, the Company issued 958,970 common shares to a director, an officer and 154327 Canada Inc, a company controlled by an officer of the Company, at a price of $0.25 per share to settle debt in the amount of $239,742.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

4. Related party transactions (cont'd)

Advances from related parties	2006	2005
Advances from the President	$ 6,198	$ 150,101
Advances from 154327 Canada Inc.	36,000	90,000
	$ 42,198	$ 240,101

These amounts are non-interest bearing and have no specific terms of repayment.

5. Share capital

Common shares

Shares authorized and issued
Authorized
Unlimited Common shares

	Number of shares	Amount
Balance, December 31, 2004	23,851,829	9,679,237
Issued for cash	1,850,000	185,000
Issued on exercise of options	300,000	30,000
Reduction for future income tax liability	-	(34,000)
Reallocation from contributed surplus on exercise of options	-	2,647
Fair value of purchase warrants	-	(5,563)
Balance, December 31, 2005	26,001,829	$ 9,857,321
Issued for cash - net of issue costs	15,068,411	4,437,818
Issued on settlement of debt	1,549,190	531,783
Issued to satisfy finders fees	298,507	36,500
Issued on exercise of warrants	1,928,642	385,728
Issued on exercise of options	85,000	12,750
Reallocation from contributed surplus on exercise of options and warrants	-	127,261
Fair value of purchase warrants	-	(1,029,024)
Tax benefit of share issue costs	-	218,000
Balance, December 31, 2006	44,931,579	14,578,137

In 2005, 950,000 common shares, were issued for a cash consideration of $95,000 together with warrants to acquire 1,000,000 common shares at $0.15 per share expiring August 2007.

In July 2005, a non brokered private placement consisting of 900,000 flow-through common shares were issued at a price of $0.10 per share for cash consideration of $90,000.

In May 2005, 300,000 common shares were issued on the exercise of options for cash consideration of $30,000.

5. Share capital (cont'd)

Common shares

On June 26, 2006, the Company closed three private placements.

The Company issued 3,000,000 common shares, at a price of $0.10 per share, with warrants to purchase up to a further 3,000,000 shares at a price of $0.20 per share for two years expiring, May 31, 2008.

The Company issued 1,363,636 common shares at a price of $0.11 per share, with warrants to purchase up to a further 1,363,636 shares at a price of $0.20 per share for two years, expiring June 5, 2008.

The Company issued 1,700,000 common shares, at a price of $0.10 per share, with warrants to purchase up to a further 1,700,000 shares at a price of $0.20 per share for two years, expiring June 5, 2008.

In conjunction with these placements, the Company has paid finders' fees totaling $62,000 including 136,364 shares issued at a deemed price of $0.11 per share for $15,000 and issued warrants to purchase up to a further 436,364 shares, at a price of $0.20 per share, 300,000 warrants expiring, May 31, 2008 and 136,364 warrants expiring, June 5, 2008.

On July 21, 2006, the Company negotiated a settlement of debt with various creditors. The agreement provided for the settlement of $362,300 of debt by subsequently issuing 1,449,190 common shares at a price of $0.25 per share, of which 958,970 common shares was issued to non-arm's length parties to settle $239,742 of debt.

On August 24, 2006, the Company closed two private placements.

The Company issued 800,000 common shares at a price of $0.125 per share, with warrants to purchase up to a further 800,000 shares at a price of $0.20 per share for one year, expiring August 23, 2007.

The Company issued 821,442 common shares at a price of $0.14 per share, with warrants to purchase up to a further 821,442 shares at a price of $0.20 per share for one year, expiring August 23, 2007.

In conjunction with these placements, the Company has issued 162,143 common shares in consideration of finders' fees totaling $21,500 with warrants attached to purchase up to a further 162,143 common shares, at a price of $0.20 per share, for one year expiring August 23, 2007.

On December 21, 2006, the Company negotiated a settlement of debt with an arm's-length creditor which provides for the settlement of $169,485 of debt by issuing 100,000 common shares at a deemed price of $1.69485 per share.

5. **Share capital** (cont'd)

Common shares

On December 6, 2006, the Company closed a private placement in which the Company sold an aggregate of 4,000,000 Units at a price of $0.55 per Unit and 3,333,333 Flow-Through Shares in the capital of the Company at a price of $0.60 per Flow-Through Share for total gross proceeds to the Company of $4.2 million. Each Unit consists of one common share and one half of a share purchase warrant. Each whole share purchase warrant shall entitle the warrant holder to acquire an additional common share at an exercise price of $0.75, for a period of 18 months after closing. The Agents received on closing a cash commission equal to 6% of the gross proceeds and compensation warrants to acquire 240,000 common shares at an exercise price of $0.55, expiring December 6, 2007.

Contributed surplus	2006	2005
Balance, beginning of year	$ 51,019	$ 48,103
Fair value of stock based compensation	1,426,900	-
Purchase warrants issued with private placement	1,029,024	5,563
Reallocation to share capital on exercise of options and warrants	(127,261)	(2,647)
Balance, end of year	$ 2,379,682	$ 51,019

Share subscription

During 2005, $5,000 was received for a subscription for 50,000 common shares that were issued in 2006.

Warrants issued and outstanding

	Number of warrants
Balance, December 31, 2004	2,350,000
Issued for cash	1,000,000
Expired unexercised	(2,350,000)
Balance, December 31, 2005	1,000,000
Issued with private placement	9,685,078
Issued for finders fees	598,507
Issued with commission on private placement	240,000
Exercised	(1,928,642)
Balance, December 31, 2006	9,594,943

The fair value of the 10,523,585 purchase warrants granted during the year ended December 31, 2006, was $1,029,024 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free rate of 4%, average expected life of 1 to 2 years, expected volatility of 174% - 215% and no expected dividends.

5. **Share capital** (cont'd)

Warrants issued and outstanding

The fair value of the 1,000,000 purchase warrants granted during the year ended December 31, 2005, was $5,563 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free rate of 4%, average expected life of 2 years, expected volatility of 15% and no expected dividends.

6. **Income taxes**

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2006	2005
Combined federal and provincial income tax rates	36.12%	38.4%
Expected income tax recovery at statutory rates	$ (521,000)	$ (44,000)
Non-deductible items	515,000	4,000
Expired losses	30,000	-
Rate change	(42,000)	-
Future income tax liabilities	$ (18,000)	$ (40,000)

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax liabilities	2006	2005
Renounced expenditures	$ 1,033,000	$ 1,098,000
Operating loss carry forwards	(304,000)	(307,000)
Share issue costs	(174,000)	-
	$ 555,000	$ 791,000

As at December 31, 2006, the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

2007	$ 27,000
2008	148,000
2009	99,000
2010	197,000
2014	142,000
2015	91,000
2016	138,000
	$ 842,000

As at December 31, 2006, the Company had exploration and development expenses totaling approximately $5,300,000 available to reduce future year's taxation income.

7. Stock based compensation

During 2005, 550,000 stock options were cancelled by the company.

A summary of the status of the Company's employee stock option plan as of December 31, 2006 and 2005 and changes during the years then ended are as follows:

	Number of options	2006 Weighted Average Exercise Price	Number of options	2005 Weighted Average Exercise Price
Outstanding, beginning of period	859,000	$ 0.19	1,709,000	$ 0.18
Issued during the period	8,020,000	0.28	-	-
Exercised during the period	(85,000)	(0.15)	(300,000)	(0.15)
Cancelled during the period	-	-	(550,000)	(0.19)
Outstanding, end of year	8,794,000	$ 0.27	859,000	$ 0.19

In accordance with the Company's stock based compensation policy, the fair value of the 8,020,000 stock options issued during the year ended December 31, 2006, was $1,426,900 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free rate of 4%, average expected life of 1 to 3 years, expected volatility of 170% - 224% and no expected dividends.

At December 31, 2006, the following employee stock options were outstanding:

Options	Price	Expiry
400,000	$ 0.20	June 2, 2007
3,185,000	0.15	June 21, 2007
3,000,000	0.50	December 21, 2007
29,000	0.10	January 22, 2008
200,000	0.15	February 22, 2008
1,750,000	0.15	February 24, 2009
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
32,000	0.20	April 4, 2010
104,000	0.25	May 19, 2010

8. Financial instruments

Canadian generally accepted accounting principles require that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instruments. These estimates are subjective to nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

8. Financial instruments (cont'd)

Fair value

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities and advances from related parties, on the balance sheet approximate fair value because of the limited term of these instruments.

The Company's financial instruments include cash, sales tax receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

9. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

10. Subsequent events

Subsequent to the date of these financial statements, 576,000 warrants were exercised at $0.20 to purchase common shares for $115,200 cash.

GOLDEN HOPE MINES LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

DECEMBER 31, 2006

This management discussion and analysis ("MD&A") of results of operations and financial condition of Golden Hope Mines Limited ("Golden Hope" or "the Company") describes the operating and financial results of the Company for the year ended Decemeber 31, 2006 ("fiscal year 2006"). The MD&A supplements, but does not form part of the financial statements of the Company and should be read in conjunction with Golden Hope's audited financial statements and related notes for the year ended December 31, 2006 and the audited financial statements for fiscal year ended December 31, 2005.

The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles ("GAAP".) All dollar amounts herein are in Canadian currency unless otherwise specified.

Forward-looking Statements
Some statements contained in this MD&A are forward-looking, and therefore involve uncertainties or risks that could cause actual results to differ materially. The Company disclaims any obligation to update forward-looking statements.

Date of MD&A
This MD&A was prepared using information that is current as of April 30, 2007, unless otherwise stated.
Overall Performance:

Golden Hope Mines Limited is a junior mining company focused on the acquisition, exploration and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in Quebec, Canada and in Maine, USA.

During the 2006 fiscal year, the Company was able to successfully effect a turnaround. Management closed multiple rounds of financings, hired James Tisley P.Eng. lead the exploration team and received coverage from a higly reputable analyst on Bay Street.

Mineral Properties:

The Company has two mineral properties, the Bellechasse gold project in Quebec and the Bill Hill zinc-silver-gold property in Maine.

Bellechasse Gold Project:
The 100% owned Bellechasse property is located south East of Quebec City at the end of the Apalachian range of mountains. The property consists of 531 claims totaling 21,100ha (52,140 acres). It covers over 60% of a known mineralized belt. The South-eastern Quebec property covers an area of continental collision in which thrust faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt, a geological environment that is similar to that hosting such large gold deposits as the thrust-fault controlled Maruntau (140 million ounces Au) in Kirghistan, Bakyrchik (8 million ounces) and Vasilkovskoye (12 million ounces). Widespread gold mineralization has also been found between Bellechasse and west of the Chaudière River. However, previous prospecting efforts have focused on coarse gold deposits, rather than the less obvious, fine gold mineralization that is often characteristic of mega-deposits.


LITHOLOGIC UNITS
Devonian
Calcareous sediments
Ordovician
Magog Group
Gabbro
St-Victor (siltstone/mudstone)
Beauceville (black slates)
Etchemin (mudstone)
Frontiere (sandstone/mudstone)
St-Daniel (melange)
Cambrian
Rosaire (paraschists)
Caldwell Group
Alkali basalts
Arkose, mudstone
Serpentinite
Paragneiss
LEGEND
Golden Hope Mines claims
Gold showing/target
Zn-Au-Cu-Ag showing/deposit
Ni-Zn-Cu-Au showing/deposit
BAIE VERTE
BROMPTON
THRUST
FAULT
USA
Map
Area
Hudson Bay
Quebec
Ontario
Labrador
10 km
GOLDEN HOPE
MINES LIMITED
BELLECHASSE PROPERTY,
QUEBEC
REGIONAL GEOLOGY

In October 2006, the Company announced a sampling program using large-diameter drilling. A program of approximately 1000 meters of large-diameter drilling was planned to sample the Timmins gold deposit. 700 meters (2,330 feet) of 153mm diameter drilling in 19 holes gave 628 samples for processing. The total weight of samples is approximately 30 tonnes. Processing of these samples is in progress using preparation laboratory facilities set up by the company in its warehouse in Ste Magloire, 6km (3.7 Miles) from the property. Analytical services are being provided by Eastern Analytical Limited, Springdale, Newfoundland. Sample processing is underway and preliminary results are expected during the first quarter of 2007.

The Bellechasse property offers multiple targets and zones for mineralized depostits. The company intends to aggressively explore the property throughout 2007.

Big Hill Property, Pembroke Maine Zinc, Silver, Gold project:
This Zinc, Silver, Gold property is situated in Washington County Maine and ideally located near the coast about 14 miles from the deep water port of Eastport. The prospect is 3 miles northwest of the town of Pembroke. All elements of both rural and urban infrastructure are readily available. Big Hill itself is 204 feet above sea level and characterized by gently rolling hills. Development of a major mine would have a positive enhancing effect on local industry and lifestyles. Environmental factors would be manageable at high standards and minimal cost.

Previous exploration work include 44,000 feet of diamond rilling, which was undertaken in the 1960's and 1970's and with a goal to locate very high grade ore-shoots within wide mineralized zones. In many cases, only silver assays were made and lead and zinc values ignored even when visually evident. Further, mineralized core between the high grade silver sections was not assayed. An immense porphyry-type deposit surrounding the high grade was not recognized. It is this deposit, similar to many of the famous huge western open-pit mines such as Lornex, Brenda and Highmont which is the focus of Golden Hope Mines development work today.

Management recognizes that large scale low grade mines are vastly more profitable than small high-grade operations and in the realization the Big Hill prospect contained a previously unappreciated open-pit potential amenable to low-cost mechanized mass-mining techniques. By doing so, Golden Hope can exploit the full metal potential of the deposit recovering not only the silver content but the zinc, lead, copper and gold values as well.

The property is underlain by volcanics rocks typical of the northern Appalachian region. In brittle rocks, mineralization typical of porphyry deposits occurs continuously for hundreds of feet as stockwork and shatter breccias. Where fissure feeders cut porous stratigraphic breccias, mineralization fills all original open spaces.

Secondary enrichment of silver, typical of some of the early famous western bonanzas, has been active in some structural zones such as the Mains Zone. Other possible, as yet untested, high-grade silver centers, are evidenced by spontaneous potential geophysical data.


40+00N
44+00N
48+00N
52+00N
56+00N
60+00N
2200
2000
1800
1600
1400
1200
80-1
81-13
BH32
BH34
81-11
81-16
74-11
PIT
UPPER BRECCIA
UPPER BRECCIA-
BASALT ORE
COMPLETELY UNEXPLORED
LOWER BRECCIA
A12
NORTH
100 0 100 200 300
FEET
BIG HILL DEPOSIT
GEOLOGY - ORE RESERVES

Golden Hope Mines is establishing an aggressive exploration program for the property during the 2007 year.

Compilation of historical data is mandated. The Company will also undertake Aeromagnetic survey. These will help define and efficient gound surface and drilling exploration program with a goal of defining a 43-101 complaint resource estimate in 2007.

Capital Resources:

Financings

During 2006 the company was able to substantially increase its capital reserves through multiple round of financings at increasing prices per share.

From May to August 2006, Golden Hope Mines raised a total of CAN $835,000, issuing a total of 7,685,065 shares and 7,685,065 warrants.

Subsequently, the Company raised a total of Can $4,200,000.00 by way of brokered private placement led by Sprott Securities and Dundee Securities of Toronto. This placement included Can $ 2,000,000 of flow through shares, to pay exploration expenses (as such term is defined in the Income Tax Act (Canada)) on its Bellechasse Gold Project.

As of December 31, 2006 the company's cash, cash equivalents and short-term investments were of Can $3,888,343.

These funds will allow the Company to meet all its obligations to the end of the fourth quarter of 2007, including all projected exploration/development costs and corporate expenses.

Options and debt settlement:

During the 12 months of 2006 the Company granted a total of 5,020,000 options to directors, officers, and consultants as well as service providers at a price of $0.15 per share.

During fiscal 2006 the company negotiated debt settlements with various creditors to convert CAN $362,297.45 of debt into 1,449,190 common shares at a deemed price of CAN $0.25.
The Company negotiated this settlement so that the proceeds of future financings could be directed to the Company's exploration programs. The Company also wrote-down $132,602.51 of outstanding payables.
The Company also settled $169,485.69 of debt with an arms length creditor by the issuance of 100,000 common shares at a price of $1.69 per share.

Subsequent Events

On January 12, 2007, the Company provided a broad update regarding its exploration programs including:

- Conclusion of a large-diameter drilling began on the Timmins gold prospect on October 30, 2006 for 700 meters (2,330 feet) of 153mm (6 inches) diameter drilling in 19 holes, which produced 628 samples for processing. These are being assayed using preparation laboratory facilities set up by the company in its warehouse in Ste. Magloire, 6 km (3.7 miles) from the property. Analytical services are being provided by Eastern Analytical Limited, Springdale, Newfoundland.
- Retention by the Company of GRP from Longueuil, Quebec to do airborne geophysical surveying to begin in January, 2007 using helicopter-mounted magnetic and VLF-EM equipment over several known mineralized zones around Bellechase.
- The Company also intends to further explore this area with a diamond drilling program.
- Preparation for a spring-time exploration program on the Company's Maine project was to begin in January with data organization and surveying.

On February 20, 2007, the Company reported results from the previously announced down-hole-hammer-drilling program at the Bellechase gold property, which intercepted 12 g/t Au over 2 meters; 6.16g/t over 4 meters; and 4.57g/t over 5 meters; all close to surface. The purpose of the Fall 2006 program was to obtain samples large enough to reduce or overcome sampling challenges presented by the mineralization in the Timmins and related zones.

On March 5, 2007, the Company announced that Mr. Louis Hoël had joined the Company's Board of Directors effective February 15, 2007. Mr. Hoël has been a consultant to both private and public companies. He has acted as an advisor in raising capital, preparing for Initial Public Offerings, Reverse Mergers, and organizing institutional and retail broker meetings primarily in Ontario, Québec and in the United States. His experience in marketing to institutional investors and investment advisors, combined with his management skills, has given him a broad range of expertise in the structuring and positioning of public company's to achieve optimum value to its shareholders.

On April 3, 2007, the Company announced that, effective March 29, 2007, Mr. Hoël had been appointed President of Golden Hope Mines Ltd. Also, Mr. Theodore H. Polisuk was reconfirmed as Chairman of the Board.

On April 18, 2007, the Company announced the results of its recent high resolution aeromagnetic surveys over the North Zone, Champagne and Timmins area as well as over Lac Etchemin in the western part of the Bellechasse Gold Project. Helicopter-borne surveys were conducted for total magnetic intensity, measured vertical gradient and VLF (total field and quadrature), which have helped to identify prime prospecting ground on the project, including several interesting new exploration targets.

The airborne survey, conducted by Geophysics GPR International Inc. of Longueuil, Québec, indicated a common, north-south, deep-seated control of mineralization for both the Timmins and Champagne showings. The Company believes that the portion of the Bellechasse property covering this large structural feature is prime prospecting ground.

One of the objectives of this survey was to enhance definition of the structural contours evident from older, public aeromagnetic Federal aeromagnetic data sets covering the Province of Québec, as well as more detailed provincial surveys executed in the Beauce, Bellechasse and La Malbaie areas. By flying lower and at slower speeds, the survey produced higher resolution data for both the Lac- Etchemin and the St-Magloire areas, which has helped to identify latestage intrusive events. In addition, these data are very useful for the interpretation of structural styles and the likely sequencing of tectonic events.

Following the geophysical survey, the company launched its 2007 exploration program, with a focus on the North Zone - Champagne - Timmins zone corridor. Thus far, over 20 targets have been defined. These will be investigated quickly by stripping or trenching, which will also assist in expanding the Company's understanding of the entire project area.

Exploration Costs:
Bellechasse Gold Project 2007 exploration Budget: CAN $2,000,000
Bigh Hill Property Main USA 2007 Exploration Project: CAN $1,000,000

Results of Operations

Summary of Quarterly Results
The following tables set out financial performance highlights for the last eight quarters and were prepared in accordance with Canadian GAAP.

	Fourth Quarter December 31, 2006	**Third Quarter** Sept. 30, 2006	**Second Quarter** June 30, 2006	**First Quarter** March 31, 2006
Revenues	$ 7.680	$ 0	$ 0	$ 0
Expenses	1,464,434	216,210	<268,506>	16,734
Net income (loss)	<1,456,754>	<216,210>	268,506	<16,734>
Net income (loss) per share	$<0.005>	$<0.008>	$0.009	$<0.001>
Cash flow from (used in) operations	543,752	<379,095>	<261,479>	41,821
Cash & cash equivalents, end of period	3,888,343	166,600	265,106	590
Assets	12,210,970	8,004,000	7,839,906	7,360,656
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

	Fourth Quarter December 31, 2005	**Third Quarter** Sept. 30, 2005	**Second Quarter June 30, 2005**	**First Quarter** March 31, 2005
Revenues	$ 0	$ 0	$ 0	$ 0
Expenses	10,971	18,793	24,820	18,821
Net income (loss)	<10,971>	<18,793>	<24,820>	<18,821>
Net income (loss) per share	<0.001>	<0.001>	<0.0017>	<0.0017>
Cash flow from (used in) operations	76,122	<116,930>	<23,004>	407
Cash & cash equivalents, end of period	3,343	18	308	176
Assets	7,322,200	7,234,218	7,163,423	7,146,103
Long-term liabilities	0	0	0	0

Dividends	0	0	0	0

Fiscal Year Ended December 31, 2006

Golden Hope's operations in the twelve months ended December 31, 2006 were focused on exploration and financing. The Company's expenses increased from $1,431,932 from $73,405 the previous year due to the expensing of stock-based compensation of $1,426,900. Net loss increased to $1,424,252 during fiscal 2006 compared with a net loss of $73,405 during fiscal 2005 due primarily to the expensing of stock-based compensation.

Summary of Annual Results

The following tables set out financial performance highlights for the past three fiscal years, prepared in accordance with Canadian GAAP.

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004
Revenues	$7,680	0	0
Expenses	1,431,932	73,465	142,130
Net income (loss)	<1,424,252>	<73,405>	<142,130>
Net income (loss) per share	$<0.05>	$<0.01>	$<0.01>
Cash flow from (used in) operations	<55,001>	<68,499>	<55,852>
Cash & cash equivalents, end of period	3,888,343	3,343	208
Assets	7,210,970	7,322,200	7,134,708
Long-term liabilities	0	0	0
Dividends	0	0	0

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Transactions with Related Parties

The Company was charged management fees in the amount of $18,000 (2005 - $18,000) by 154327 Canada Inc., a company related by virtue of common management.

Gold Belt Mining Ltd., a company that is associated with a director of the Company, was the optionor of the minging claims described in Note 2 of the Consolidated audited financial statements for the period ended December 31, 2006.

During the year, the President of the Company was entitled to reimbursement of expenses of $3,745 (2005 - $7,170) for executive office expenses.

The above transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances from related parties	2006	2005
Advances from the President	$ 6,198	$ 150,101
Advances from 154327 Canada Inc.	36,000	90.000
	$ 42198	$ 240101

These amounts are non-interest bearing and have no specific terms of repayment.

Changes in Accounting Policies
There were no changes to accounting policies in the most recent period.

Financial and Other Instruments
The Corporation has not made use of any hedging or other financial instruments, and is not exposed to significant interest rate nor credit risks arising from its financial instruments.

Risk Considerations

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable minerals. Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur. Goldeye's business of exploring for mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Goldeye common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Proposed Transactions
There are no material decisions by the board of directors of the Corporation with respect to any imminent or proposed transactions that have not been disclosed.

Critical Accounting Estimates
Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the financial statements. The following accounting estimates are critical: the measurement of future income tax assets and liabilities and assessment of the need to record valuation allowances against those assets; valuation of options; and capitalized mineral property and deferred exploration expenditures.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, management re-evaluates properties that are not suitable as prospects to determine if future exploration is warranted, and that carrying values are appropriate. The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Corporation.

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Stock-based Compensation

The Company accounts fro stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.
Flow Through Shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings Per Share

Basic income per share is computed using the weighted *average* number of common shares outstanding during the year. Diluted income per share is computed using the weighted *average* number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Mining claims and deferred exploration expenditures

	Opening	Additions	Reductions	Closing
Bellechasse, Panet and Ware Townships, Quebec				
Acquisition	$ 654,353	$ --	$ --	$ 654,353
Exploration	6.649,050	939,824	--	7,588,874
	$ 7,303,403	939,824	--	$ 8,243,227

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Limited Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000. During the year, the Company acquired, by staking 281 claims in southeastern Quebec. The property now consists of 531 claims for a total of 21,100 hectares (52,140 acres).

Clarence Stream and Otish Mountain

The Company had the following claims 50% interest in 46 claims in the Clarence Stream area, New Brunswick. 32 units in Otish Mountain area of Northern Quebec, acquired by staking These claims were abandoned during 2005, amounts incurred were written off.

Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At December 31, 2006, this amount is still outstanding and bears interest plus costs.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to senior management, including President and Secretary, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the President and Secretary have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

For further information regarding the company, see the Company's documents filed on www.sedar.com or visit www.goldenhopemines.com.

END